FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              1st December, 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                     Update on Improved Offer for Drax


(London - 1 December 2003) International Power plc ("IPR") notes the announcement released by Drax Holdings Limited ("Drax") on 1 December 2003 stating that Drax has declined IPR's improved offer. IPR had raised the discount price for the restructured Drax A-2 debt from 71% to 95% of face value.


Philip Cox, Chief Financial Officer of International Power said: "We believe our improved offer was in the interest of all creditors and was, in our view, achievable within the overall timetable."


"As an industry player and one with considerable experience in running the Drax facility, IPR is well placed to create value for all creditors of Drax. Our original offer still stands and we remain focussed on opportunities to participate in the consolidation of the UK generation sector," Mr Cox added.


IPR believes that the alternative proposals from Drax, including their proposal that IPR run a tender process, were not commercially attractive, practical or achievable within the agreed timetable.


For further information please contact:


Aarti Singhal

+44 (0)20 7320 8681



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary